Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-208684, 333-223052 and 333-230006) on Form S-8 of our report dated June 25, 2019, with respect to the statement of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related supplemental schedule as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust.
/s/ Mayer Hoffman McCann P.C.
Phoenix, AZ
June 25, 2019